Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Penn West Energy Trust and Reece Energy Exploration Corp. announce completion of the previously announced plan of arrangement

     CALGARY, April 30 /CNW/ - (TSX-PWT.UN; NYSE-PWE) Penn West Energy Trust
("Penn West") and (TSXV-RXR) Reece Energy Exploration Corp. ("Reece") are
pleased to announce that the acquisition of Reece by Penn West pursuant to the previously announced plan of arrangement (the "Arrangement") was completed today.
     Under the Arrangement, holders ("Reece Shareholders") of Reece common shares ("Reece Shares") received 0.125 of a Penn West trust unit ("Penn West
Units") for each Reece Share held. The first distribution that former Reece
Shareholders will be eligible to receive from Penn West will be the distribution payable on or about May 15, 2009 to holders of Penn West Units
("Penn West Unitholders") of record on April 30, 2009, provided such former
Reece Shareholders continue to be Penn West Unitholders as of such record date.
     Letters of transmittal have been forwarded to Reece Shareholders to be utilized in order to exchange their Reece Shares for Penn West Units and to receive future distributions on such Penn West Units.
     Trading in Reece Shares has been halted and the Reece Shares are expected to be de-listed from the TSX Venture Exchange ("TSXV") within a few trading days upon issuance of a bulletin by the TSXV confirming receipt by the TSXV of all necessary documents in connection with the closing of the Arrangement and related matters.
     Former Reece Shareholders who are resident in Canada or the United States and who are interested in participating in the Penn West distribution reinvestment plan (the "Penn West DRIP") should, if they are now a registered
Penn West Unitholder, complete and deliver an authorization form to CIBC
Mellon Trust Company (Penn West's registrar and transfer agent). If they are now a beneficial Penn West Unitholder, they should contact their broker, investment dealer, financial institution or other nominee through which their
Penn West Units are held and provide instructions on how they wish to participate in the Penn West DRIP. The authorization form for registered Penn
West Unitholders can be obtained at www.pennwest.com.
     Penn West trust units and debentures are listed on the Toronto Stock
Exchange under the symbols PWT.UN, PWT.DB.B, PWT.DB.C, PWT.DB.D, PWT.DB.E and
PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

     Forward-looking statements

     Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will",
"project", "could", "plan", "intend", "should", "believe", "outlook",
"potential", "target" and similar words suggesting future events or future performance. In particular, this document contains, without limitation, forward-looking statements pertaining to the future payment of distributions by Penn West.
     With respect to forward-looking statements contained or incorporated by reference in this document, we have made assumptions regarding, among other things, the amount of future cash distributions that we intend to pay.
Although Penn West and Reece believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's or Reece's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors described under "Risk Factors" in
Penn West's most recently filed annual information form available in Canada at
www.sedar.com and in the U.S. at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.
     The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West and Reece do not undertake any obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

     %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 200, 207 - 9th
Avenue S.W., Calgary, Alberta, T2P 1K3, Phone: (403) 777-2500, Fax: (403)
777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor
Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, CEO, Phone: (403) 777-2502, E-mail: bill.andrew(at)pennwest.com;
Jason Fleury, Manager, Investor Relations, Phone: (403) 539-6343, E-mail:
jason.fleury(at)pennwest.com/
     (PWT.DB.B. PWT.DB.D. PWT.DB.E. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 18:51e 30-APR-09